HIVE BLOCKCHAIN TECHNOLOGIES LTD.

August 24, 2021

HIVE Blockchain Announces Mrs. Johanna Thörnblad's Appointment to Position of Sweden Country President

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HVBT) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce Mrs. Johanna Thörnblad to the position of Country President in Sweden for the Company's two Swedish Data Centres, Bikupa Datacenter AB and Bikupa Datacenter 2 AB.

In March 2021, Johanna Thörnblad was appointed as Managing Director of the Company's two Swedish subsidiaries, Bikupa Datacenter AB and Bikupa Datacenter 2 AB ("Bikupa Datacenters"). Originally from Sweden, but with an extensive international career, Mrs. Thörnblad has more than twenty years of management and global corporate strategy and communications experience and held leadership positions in marketing, communication, investor relations and media relations for companies such as Fidelity Investments and U.S. Global Investors, Inc. (NASDAQ: GROW) where she also held series 7 and 24 securities licenses. Recently, and prior to joining HIVE, Mrs. Thörnblad was Managing Director of the Spanish luxury textile brand Teixidors.

As President for the Company's Bikupa Datacenters, Mrs. Thörnblad will bring demonstrated success and lead the Company in strengthening its Nordic partnerships, strategic planning, execution and communication to further HIVE's leadership and renowned reputation as the first and only 100% green energy crypto mining company. Additionally, this position is key to forming new local strategic partnerships in order to expand HIVE's current 33 megawatt capacity in the country while extending the Company's commitment to its already solid ESG strategy.

"I have known Johanna for over 30 years and she brings unique capital market skills, global work experience with deep roots in Sweden and a competitive spirit." said Executive Chairman Frank Holmes.

Mrs. Thörnblad holds an MBA from University of Chicago Booth School of Business and a BA in Psychology (Cum Laude) from Kent State University where she played Div. 1 basketball while also being recognized as an All American Student Athlete. Mrs. Thörnblad is also a mother of two young boys, she speaks English, Spanish, Swedish and Catalan and is a marathon runner and her personal best (3:32) at the Boston Marathon.

To-date Mrs. Thörnblad has served as member of the board of the Company's Swedish and Icelandic operations. We are proud to now have Mrs. Thörnblad as Country President in Sweden and leading the HIVE team in its Nordic operations.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. The Company has assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.